

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2020

Corey D. Code
Chief Financial Officer
Ovintiv Inc.
Suite 1700, 370 17th Street
Denver, Colorado 80202

> **Re: Ovintiv Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 21, 2020**
> **File No. 001-39191**

Dear Mr. Code:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Management's Discussion and Analysis
Non-GAAP Measures, page 71

1. We note you present total costs as a non-GAAP measure. Please reconcile total costs to the most directly comparable financial measure calculated and presented in accordance with GAAP or tell us how your current presentation complies with Item 10(e)(1)(i)(B) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam, Staff Accountant at 202-551-3476 or Craig Arakawa, Branch Chief at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation